Lisa Nosal To Call Writer Directly: +1 617 385 7602 lisa.nosal@kirkland.com	200 Clarendon Street Boston, MA 02116 United States +1 617 385 7500 www.kirkland.com	Facsimile: +1 617 385 7501

July 18, 2023

By EDGAR

United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin

  John Kernan

  John Lee

  Christian T. Sandoe

Re:	Polen Credit Opportunities Fund Registration Statement on Form N-2 (File Nos. 333-271087; 811-23860)

Dear Ladies and Gentlemen:

On behalf of Polen Credit Opportunities Fund, a Delaware statutory trust (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided to the undersigned by John Lee and John Kernan of the Staff by telephone on July 13, 2023. These comments related to the Fund's EDGAR correspondence, filed on June 30, 2023 (the "Second Response Letter"), in which the Fund responded to the comments of the Staff to the Fund's EDGAR correspondence, filed on June 14, 2023 (the "First Response Letter" and, together with the First Response Letter, the "Response Letters") and the Fund's Registration Statement on Form N-2, filed on April 2, 2023 (File Nos. 333-271087; 811-23860) (the "Registration Statement"), and the revised draft version of the Fund's Registration Statement that was transmitted by email to Ms. Larkin concurrently with the filing of the Second Response Letter. We plan to file Pre-Effective Amendment No. 1 (the "Amendment") to the Registration Statement in July 2023, to respond to the Staff's comments and make certain other changes.

For your convenience, a transcription of the Staff's comments is included in this letter, with each comment followed by the Fund's response. Please note that we have not independently verified information provided by the Fund. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Austin   Bay Area   Beijing   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   New York   Paris   Salt Lake City    Shanghai

United States Securities and Exchange Commission July 18, 2023 Page 2

PROSPECTUS

PAGE 15 – SUMMARY OF FEES AND EXPENSES

1.            When referring to the right of recoupment available to the Adviser in connection with the Expense Limitation Agreement in the footnotes to the summary fee and expense table or notes to the Fund's financial statements, please state that the recoupment will not cause the Fund's expense ratio to exceed the lesser of the expense cap set forth in the Expense Limitation Agreement or the expense cap in place at the time of recoupment.

Response:

The requested revision will be made in the Amendment.

2.            In Footnote 4 to summary fee and expense table on page 17 of the Registration Statement, please refer to the estimated average net assets of the Fund and modify the associated numerical disclosure, if appropriate.

Response:

The requested revision will be made in the Amendment.

PAGE 42 – FUND PERFORMANCE

3.            Please explain why the Fund's fact pattern is consistent with MassMutual relief, as we do not believe the fact pattern is consistent with MassMutual relief because the Predecessor Fund is not transferring substantially all of its assets to the Fund.

Response:

As set forth in the Response Letters, a single investor in the Predecessor Fund (the "Redeeming Investor") intends to redeem its interest in the Predecessor Fund prior to the Reorganization. The Redeeming Investor intends to redeem in-kind and will receive its pro rata share of each security held by the Predecessor Fund. The only other investor that has redeemed out of the Predecessor Fund in the last year was an approximately 1.1% cash redemption as of May 31, 2023 pursuant to the Predecessor Fund's normal monthly withdrawal provisions (as disclosed in the Response Letters), and no other investors are expected to redeem their interests before or in connection with the Reorganization.

The in-kind redemption proceeds will be deposited into a newly-formed "fund of one" to be managed by the Adviser on behalf of the Redeeming Investor (the "New Private Fund"). The rationale for forming the New Private Fund rather than using a separately managed account structure was simply administrative convenience for the Redeeming Investor in terms of ease of holding portfolio securities. The Adviser supplementally represents that it does not expect to market or make the New Private Fund available to investors other than the Redeeming Investor, and will not, either now or in the future, use the performance track record of the Predecessor Fund in any of its offering materials nor convert to a registered investment company now or in the future. In connection with the foregoing supplemental representation, the Adviser respectfully notes that it is an investment adviser registered with the Commission and accordingly it falls within the Commission's ongoing regulatory purview should the Commission desire to verify this representation in connection with any future examinations of the Adviser.

United States Securities and Exchange Commission July 18, 2023 Page 3

Assuming the completion of the contemplated transactions set forth in Response 5(c) of the Second Response Letter, the Redeeming Investor would represent approximately 47.7% of the Predecessor Fund's interests. Had the small cash redemption on May 31, 2023 not occurred, the Redeeming Investor would have represented approximately 47.2% of the Predecessor Fund's interests.

We understand that the Staff believes that this significant redemption may mean that the condition set forth in Massachusetts Mutual Life Insurance Company (pub. avail. Sept. 28, 1995) (the "MassMutual Letter") that a predecessor fund transfer substantially all of its assets to a successor fund is not met. We respectfully disagree.

First, we are aware of an instance in which the Staff did not object to similar significant redemptions out of a predecessor fund prior to a conversion transaction in the context of reliance on the MassMutual Letter. In particular, we note that the facts set forth above are substantially similar to those outlined in correspondence, dated November 4, 2016, between the Staff and Professionally Managed Portfolios, in connection with a post-effective amendment to its Registration Statement on Form N-1A, transmitted herewith as Exhibit A.  The amendment registered a new series of the Professionally Managed Portfolios trust, Osterweis Emerging Opportunity Fund, which was seeded via a reorganization of a predecessor fund.  In response to the Staff's inquiry in Question 13, Professionally Managed Portfolios responded that approximately four investors, representing 42.6% of the assets of its predecessor fund, redeemed out of such predecessor fund prior to its reorganization.  Three of those investors, representing approximately 41.6% of the assets of the predecessor fund, moved to separately managed accounts and redeemed in-kind with their pro rata share of each security held by the predecessor fund. It was indicated in such correspondence, as will be the case for the Fund and the Predecessor Fund, that at the time of conversion, the predecessor fund transferred all of its securities to the new fund and, notably, that the new fund would hold the same securities in the same proportion as was held in the predecessor fund.  Osterweis Emerging Opportunity Fund successfully registered and continues to utilize its predecessor fund performance in current registration statements.

Second, we believe that the condition set forth in the MassMutual Letter that a predecessor fund transfer substantially all of its assets to a successor fund is designed to ensure that the same portfolio securities, in the same proportion, are held by both the predecessor and successor funds – in other words, that not just a portion or subset of portfolio securities are transferred to the successor fund.  The condition ensures that the successor fund is truly a continuation of the same investment portfolio, not merely a similarly-managed account. As noted above, this condition was satisfied in the case of the Osterweis Emerging Opportunity Fund precedent, notwithstanding a similar pro rata redemption in-kind of 41.6% of the assets of its predecessor fund. In our view, the pro rata reduction of the Fund's portfolio securities that will result from the Redeeming Investor's redemption in-kind does not affect the conclusion that the Fund is a continuation of the Predecessor Fund. In fact, we believe that, had the Predecessor Fund been a registered investment company, the Fund would be required to include the Predecessor Fund's performance in its prospectus and advertising materials, notwithstanding the redemption, as absent a fundamental change, past performance cannot be excluded from the presentation of performance data. The Fund would be pleased to add disclosure to the "Fund Performance" section to address any Staff concerns with respect to the Fund's reliance on the MassMutual Letter, including comparing the beginning asset level of the Fund at launch to the asset level of the Predecessor Fund and supplementally confirming that the lower asset level does not affect the portfolio management practices of the Fund.

United States Securities and Exchange Commission July 18, 2023 Page 4

The Staff has, in prior correspondence with the Fund, and we understand, in correspondence with other registered funds seeking to use predecessor fund performance in reliance on the MassMutual Letter, inquired regarding existence and extent of redemptions from predecessor funds prior to the reorganization, and imposed a one-year lookback on redemptions effected from predecessor funds. We respectfully note that such inquiry regarding redemptions and the magnitude thereof and the existence of the lookback period are not contemplated in the conditions of the MassMutual Letter, and we do not believe them to be relevant to the Fund's ability to rely on the guidance in the MassMutual Letter. Even assuming there was a lookback with respect to redemptions, we note that only one other investor has redeemed out of the Predecessor Fund in the last year, in the ordinary course as provided for in the Predecessor Fund's normal monthly withdrawal process, and no other investors are expected to redeem their interests before or in connection with the Reorganization. Moreover, because the redemption is to be effectuated as a pro rata in-kind redemption, the portfolio of the Predecessor Fund both before giving effect as well as after giving effect to the redemption will be identical from the Adviser's portfolio construction perspective.

We also believe that there are substantial policy interests in favor of allowing the Predecessor Fund performance disclosure to be included in the Fund's registration statement.  It will enable both current investors and potential investors to evaluate the performance of the investment strategy over the past 13 years, since the Predecessor Fund's inception in 2013, and as such will allow investors to more meaningfully consider an investment in the Fund initially and during varying market conditions. Providing investors with the ability to evaluate the historic performance of the strategy is further warranted because the investment policies, guidelines and restrictions of both the Predecessor Fund and the Fund will be equivalent in all material respects. To that end, in light of the Adviser's undertakings with respect to the New Private Fund, we also believe there is no potential for future investor confusion as it relates to the Fund and New Private Fund.

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United States Securities and Exchange Commission July 18, 2023 Page 5

If you have any questions, please feel free to contact the undersigned by telephone at 617.385.7602 (or by email at lisa.nosal@kirkland.com) or Nicole M. Runyan by telephone at 212.446.4774 (or by email at nicole.runyan@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Lisa Nosal
Lisa Nosal

cc:          Joshua L. McCarthy, Polen Capital Credit, LLC

Nicole M. Runyan, Kirkland & Ellis LLP